COMPASS GROUP DIVERSIFIED HOLDINGS LLC

Sixty One Wilton Road

Second Floor

Westport, Connecticut 06880

(203) 221-1703

July 23, 2013

VIA EDGAR AND FEDERAL EXPRESS

Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington, D.C. 20549-3561

Re:	Compass Diversified Holdings
Form 10-K for the Year Ended December 31, 2012
Filed March 6, 2013
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 7, 2013
File No. 001-34927

Dear Ms Cvrkel:

On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below is our response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 11, 2013, relating to the above-captioned Form 10-K for the Year Ended December 31, 2012 filed with the Commission on March 6, 2013 (the “Form 10-K”), and the above-captioned Form 10-Q for the Quarter Ended March 31, 2013 (the “Form 10-Q”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to Holdings and the Company collectively. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K and Form 10-Q, as applicable. All responses are those of Holdings and the Company only.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 93

Liquidity and Capital Resources, page 121

1.	Please revise your liquidity section, including your cash flow analysis, to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader’s understanding. Please confirm your understanding of this matter and that you will revise your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

We confirm that we will comply with the Staff’s comment in future annual filings by including in our liquidity section additional disclosure covering the three-year period included as part of our financial statements as follows:

•

Include as part of the liquidity discussion a year over year analysis of the changes in cash flows by category for each of the periods included as part of the Consolidated Statements of Cash Flows included in the applicable filing’s financial statements.

•

Provide tabular disclosure of the components of interest expense, average debt outstanding and the annual effective interest rate for each of the periods included as part of the Consolidated Statements of Operations.

•	Provide tabular disclosure of the components of income taxes and the annual effective income tax rate for each of the periods included as part of the Consolidated Statements of Operations.

•	Provide tabular disclosure of the Reconciliation of Non-GAAP Financial Measures (EBITDA and Adjusted EBITDA) for each of the periods included as part of the Consolidated Statements of Operations.

•

Provide tabular disclosure of the Reconciliation of Non-GAAP Financial Measures (Cash Available for Distribution and Reinvestment, “CAD”) for each of the periods included as part of the Consolidated Statements of Cash Flows.

In addition to the above information, in accordance with Instruction 1 of Item 303(a) of Regulation S-K, we will expand any remaining discussion of our liquidity and capital resources to include the three-year period covered by the financial statements where we believe it will enhance the reader’s understanding of our financial condition.

Quantitative and Qualitative Disclosures about Market Risk, page 135

2.	We note from your disclosure that approximately $200 million of the $252.5 million Term Loan Facility outstanding at December 31, 2012 is hedged with an interest rate cap, and the remainder of $52.5 million appears to be exposed to fluctuations in variable interest rates. In this regard, please revise your disclosure to comply with Item 305 of Regulation S-K and present your interest rate risk in accordance with one of the three alternatives of Item 305(a)(i)(A)(1) of Regulation S-K.

The interest rate risk is on $52.5 million of Term Debt not covered by the interest rate cap. Although interest on the $52.5 million is exposed to interest rate fluctuations, it is also subject to a LIBOR floor of 1.25%, which we believe significantly mitigates interest rate fluctuation in the near future. In addition, the Term Loan is subject to an annual principal amortization of approximately $2.9 million. Due to the interest rate floor and the reducing principal amount of the un-hedged portion of the loan, a 200 basis point increase in the LIBOR rate in the future would not have a material impact on our results of operations. We confirm that we will comply with the Staff’s comment in future filings by including the following affirmative statement as part of our discussion of interest rate sensitivity in Item 7A - Quantitative and Qualitative Disclosures about Market Risk:

“Interest on our Term Loan is subject to a LIBOR floor of 1.25% and three-month LIBOR is currently 27 basis points. We currently estimate that a 200 basis point increase in LIBOR would not have a material impact on our results of operations, cash flows or financial condition.”

Financial Statements, page F-1

Consolidated Statements of Stockholders’ Equity, page F-8

3.	Please explain to us and revise your notes to the financial statements to include the nature, facts, and circumstances surrounding the redemption of noncontrolling interest holders of $(3,412) and $(4,032) during the years ended December 31, 2012 and 2011, respectively.

We and our subsidiaries redeem noncontrolling shareholders stock interests from time to time for a number of reasons. In the past we have purchased stock from retiring senior executives, current senior management in connection with stock option exercises and other noncontrolling shareholders desirous of liquidity. Proceeds received by a subsidiary in connection with stock option exercises are included as a contra to this line item and have been insignificant in the past.

The redemption of noncontrolling shareholders aggregating $3,412 in 2012 consists of the following transactions (in thousands):

December 31, 2012
Subsidiary	Transaction		Amount Paid (Rec’d)	Location of disclosure in Form 10-K
Tridien	(a	)	$1,893	Note P
ACI	(b	)	(257)	None
FOX	(c	)	2,266	None
FOX	(d	)	291	None
FOX	(e	)	29	None
FOX	(f	)	(810)	None

			$3,412

(a)	Purchase of noncontrolling shareholder stock by the Company (original noncontrolling shareholders).
(b)	Proceeds from exercise of stock options.
(c)	Purchase of noncontrolling shareholder stock by the Company (retiring CEO).
(d)	Purchase of noncontrolling shareholder stock by the Company (current senior management).
(e)	Purchase of subsidiary stock by Fox (retiring senior executive)
(f)	Tax benefit related to stock option exercises

The aggregate of transactions (b) through (f) is approximately $1.5 million and represents transactions that are immaterial for disclosure purposes.

Redemption of noncontrolling shareholder stock aggregating approximately $11.0 million in connection with the recapitalization of Fox that occurred in June 2012 is not included above and is included as a component of “Distribution to noncontrolling shareholders related to the Fox recapitalization” within the consolidated statement of stockholders’ equity and is further disclosed in Note P.

The redemption of noncontrolling shareholders aggregating $4,032 in 2011 consists of the following transaction (in thousands):

December 31, 2011
Subsidiary	Transaction		Amount Paid (Rec’d)	Location of disclosure in Form 10-K
FOX	(a	)	$4,032	Note P

(a)	Purchase of noncontrolling shareholder stock by the Company.

There was no other redemption activity with noncontrolling shareholders for the year ended December 31, 2011.

Consolidated Statements of Cash Flows, page F-9

4.	Refer to the caption Purchase of noncontrolling interest of $(15,423) under cash flows from investing activities for fiscal 2012. Please tell us and revise your notes to the financial statements to disclose the nature, facts, and circumstances surrounding the purchase of noncontrolling interest. As part of your response, please tell us the subsidiary to which this relates; the amount, if any, of the difference between the fair value of the consideration received or paid and recognized in equity pursuant to ASC 810-10-45-23; and where such amounts have been recorded within your statements of stockholders’ equity.

The following table describes each purchase of noncontrolling interest by us during the year ended December 31, 2012 and includes the name of the relevant subsidiary, the shares purchased, the consideration paid and the breakout and location of the amounts recorded in the statements of stockholder’s equity in accordance with ASC 810-10-45-23. Each purchase of noncontrolling interest was at the fair market value thereof and resulted in no change in control of the applicable subsidiary and as such the carrying amount of NCI was adjusted to reflect the change in NCI ownership percentage. We were the controlling shareholder before, and after, each transaction. Transactions labeled (a) and (c) in the table below reflect individual stock purchases from current management and the former CEO of Fox. Transaction labeled (b) in the table below reflects purchases of common stock from management of Fox in connection with its recapitalization in June 2012 and is disclosed in Note P. Transaction labeled (d) in the table below reflects individual stock purchases from a group of Tridien noncontrolling shareholders in August 2012 and is disclosed in Note P. In future filings we will provide disclosure for all purchases of noncontrolling interests similar to the current disclosure provided in Note P for transactions labeled (b) and (d).

(in thousands, except shares)
	Shares	Amount Paid	NCI	APIC
FOX
(a)	8,149	$2,266	$(739)	$(1,527)
(b)	33,142	10,969	(2,425)	(8,544)
(c)	1,007	291	(72)	(219)

		$13,526	$(3,236)	$(10,290)

Tridien
(d)	40,060	$1,893	$(3,894)	$2,001

		$15,419	$(7,130)	$(8,289)

	rounding	4

		15,423

5.	Refer to the caption Net proceeds provided by noncontrolling shareholders of $12,061 under cash flows from financing activities for fiscal 2012. Please explain to us the nature of such amount and reconcile to the disclosures in Note C relating to proceeds received from noncontrolling shareholders of Arnold and CamelBak and to the amounts presented in the statements of stockholders’ equity as we were unable to do so.

The following table lists the proceeds received by our subsidiaries from noncontrolling shareholders by subsidiary for the year ended December 31, 2012. Transaction labeled (a) in the table below reflects proceeds received in connection with management exercises of stock options. Transaction labeled (b) in the table below reflects Arnold management’s rollover purchase of equity in connection with our acquisition of Arnold in March 2012 and is described in Note C. Transaction labeled (c) in the table below reflects management and CGI’s purchase of shares of common stock in connection with the repurchase of Camelback preferred stock in March 2012 and is described in Note C. Transaction labeled (d) in the table below reflects proceeds from stock options exercised by management in connection with the recapitalization of Fox in June 2012 and is described in Note P.

(in thousands)
ACI	(a	)	$257
Arnold	(b	)	1,713
CamelBak	(c	)	2,916
Fox	(d	)	7,204
Fox (stock purchase)			(29)

			$12,061

Notes to Consolidated Financial Statements, page F-10

Note F – Commitments and Contingencies, page F-24

6.	We note that certain of your leases are subject to escalation clauses and renewal periods. Please tell us, and revise to disclose how you account for such increases in accordance with ASC 840-20-25.

We confirm that we will comply with the Staff’s comments by revising our disclosure in future filings to clearly describe our accounting for escalation clauses and renewal periods in our leases in accordance with ASC 840-20-25 as follows:

“The Company and its subsidiaries recognize lease expense, including predetermined fixed escalations, on a straight-line basis over the initial lease term including reasonably assured renewal periods from the time that the Company and its subsidiaries control the leased property.”

Note I – Debt, page F-30

Covenants, page F-31

7.	We note that your debt facilities are subject to certain financial covenants. Please revise Note I to disclose whether you are in compliance with such covenants at your most recent balance sheet date.

We confirm that we will comply with the Staff’s comments by revising disclosure in Note I in future filings to affirmatively state the Company’s compliance with its debt covenants as of the most recent balance sheet date by making the following statement:

“As of December 31, 201X, the Company was in compliance with all covenants as defined in its Credit Agreement.”

In addition, we will continue to include the covenant ratio table on page F-31 within the “Covenants” section, which indicates our compliance with debt covenant ratios when a reader compares the “Covenant Ratio Requirement” to the “Actual Ratio”.

Note P – Related Party Transactions, page F-39

8.	We note that the term loans with Advanced Circuits and Fox during 2012 were amended to provide for, among other provisions, additional borrowings that permit the proceeds to fund cash distributions to you and the non-controlling shareholders of these entities. Please tell us and revise your disclosure to explain why it appears you are providing loans to your subsidiaries for purposes of distributing the cash proceeds back to you. Also, tell us whether you incurred additional debt obligations in order to fund the loans to Advanced Circuits and Fox.

The following discussion provides an overview of the strategic reasons for providing debt capital, in addition to equity capital, in funding our businesses. In addition, we have also provided a discussion of our strategic reasons for, and mechanics of, recapitalizations.

Acquisition Financing Strategy

A component of our acquisition financing strategy that we utilize in acquiring the businesses we own and manage is to provide both equity capital and debt capital, raised at the parent company level largely through our existing credit facility, to close acquisitions. We believe, and it has been our experience, that having the ability to finance our acquisitions with capital resources raised by us, rather than negotiating separate third party financing, provides us with an advantage in successfully acquiring attractive businesses by minimizing delay and closing conditions that are often related to acquisition-specific financings. In addition, our strategy of providing this intercompany debt financing within the capital structure of the businesses we acquire and manage allows us the ability to distribute cash to the parent company through monthly interest payments and amortization of principle on these intercompany loans. For further information on our acquisition strategy please refer to Item 1 of our Form 10-K.

Strategic Reasons for Recapitalizations

Certain of our businesses have paid down, and we expect will likely continue to pay down, their respective intercompany debt balances over time through the cash flow generated by the respective business. We have recapitalized, and expect to continue to recapitalize, these businesses in the normal course of our business. The recapitalization process includes funding the intercompany debt utilizing our revolving credit facility and primarily serves the purpose of providing the noncontrolling shareholders with a dividend on their pro rata ownership percentage of a cash flow positive business (dividend recapitalization). We believe a dividend recapitalization is a normal expectation of noncontrolling shareholders (senior management in our case) of private companies for successfully producing positive cash flow generation over a period of ownership. Dividend recapitalizations deliver on this expectation and act as an incentive for our senior management teams to continue to do good work. Further, we believe the expectation that we will perform a dividend recapitalization in the future has been critical in our ability to close on certain of our acquisitions in the past. We have performed five dividend recapitalizations since going public in May of 2006 to recapitalize certain businesses for positive cash flow generation and debt level reduction.

Mechanics of Recapitalizations

The mechanics of the recapitalization process does appear to involve us drawing on our revolving credit facility for purposes of funding intercompany debt and then distributing the proceeds back to us (and noncontrolling shareholders) in the form of a dividend on a pro rata ownership basis. The cash transferred for funding the intercompany debt to these businesses for purposes of then returning proceeds to us in the form of a dividend is, however, eliminated in consolidation. Therefore, we only draw on our revolving credit facility the amount of cash that is required to fund the noncontrolling shareholders’ portion of the dividend since our pro rata portion of the dividend is eliminated in consolidation.

We confirm that we will comply with the Staff’s comments by enhancing our disclosure in future filings in Item 1 of our Form 10-K by including a discussion regarding the strategic reasons for recapitalizations. In addition, in future annual and quarterly filings we will include in the footnotes to our financial statements, an explanation regarding the nature, facts, and circumstances surrounding each future material recapitalization. Further, we will provide the amount of any additional debt obligations we incurred to complete the recapitalization.

Fox, page F-41

9.	Please reconcile for us the amounts included in the table on page F-42 to the amounts presented in the statements of shareholders’ equity for the distribution to noncontrolling shareholders related to the Fox recapitalization stockholders’ equity which were allocated between Holdings of $(8,544) and noncontrolling interest of $(6,555). As part of your response, please explain in greater detail how the recapitalization was accounted for within your financial statements and how you determined the amounts to allocate between the shareholders’ equity of Holdings and noncontrolling interest as it is unclear from your current disclosures in the notes how such amounts were derived.

Our dividend recapitalization of Fox in June 2012 was completed for the strategic reasons previously discussed in Comment 8. As part of the Fox recapitalization, we also purchased outstanding stock of the Fox subsidiary from certain members of the management team of Fox.

The following table details the amounts included in the referenced page F-42 (total column) and reconciles the $(6,555) of NCI and the $(8,544) of APIC presented in the statements of stockholders’ equity. The letter footnotes below the table explain how the recapitalization was accounted for within our financial statements.

(in thousands)	NCI	APIC	Total
Recapitalization proceeds to existing shareholders	$(13,252)	$—	$(13,252)	(a)
Shares purchased from noncontrolling holders	(2,425)	(8,544)	(10,969)	(b)
Recapitalization proceeds to option holders	(3,036)	—	(3,036)	(c)
Shares purchased by noncontrolling holders	7,204	—	7,204	(d)
Tax benefit on options	4,954	—	4,954	(e)

Total	$(6,555)	$(8,544)	$(15,099)

(a)	Represents the portion of the dividend recapitalization proceeds of $67.0 million allocated to noncontrolling shareholders based on their pro rata ownership of outstanding common stock of Fox.
(b)	The approximately $11.0 million represents the 33,142 shares of subsidiary stock owned by noncontrolling shareholders purchased by us. The amount recorded to APIC (“Holding’s equity”) within the consolidated statement of stockholders’ equity represents the difference between the amount by which NCI was adjusted based on the percentage change in NCI ownership as a result of the purchase and the fair value of the consideration paid in accordance with ASC 810-10-45-23. The amount recorded to NCI represents the difference between the consideration paid and the amount recorded to Holding’s equity.
(c)	Represents the portion of the dividend recapitalization proceeds of $67.0 million that stock option holders were allocated as a result of their pro rata share of ownership before we purchased stock in (b) above.
(d)	Represents noncontrolling shareholders’ purchase of shares at the fair market value of the common stock on the date of recapitalization.
(e)	Represents the tax benefit on stock options exercised.

NOTE: The distribution to noncontrolling shareholders [(a) and (c)] and the purchase of outstanding stock of Fox (b) offset, in part, by the purchase of common stock by noncontrolling shareholders (d), was funded via our revolving credit facility ($20.1 million).

As discussed in our response to Comment #8 above, we will enhance our disclosure in future filings in Item 1 of our Form 10-K by including a discussion regarding the strategic reasons for recapitalizations. In addition, in future annual and quarterly filings we will include in the footnotes to our financial statements, an explanation regarding the nature, facts, and circumstances surrounding each future material recapitalization. Further, we will provide the amount funded via our revolving credit facility to complete the recapitalization.

Form 10-Q for the quarter ended March 31, 2013

Item 4. – Controls and Procedures, page 44

10.	Please revise to disclose whether there were any changes to your internal controls over financial reporting during the quarter ended March 31, 2013 that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 4 of Form 10-Q and Item 308(c) of Regulation S-K.

We did not have any changes to our internal control over financial reporting during the quarter ended March 31, 2013 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. We confirm that we will comply with the Staff’s comment by revising our disclosure in Item 4 in all future filings to include the following language:

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

As of [balance sheet date], we, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”). Based on that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective and provided reasonable assurance that information required to be disclosed in our periodic Commission filings is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. However, in evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of such possible controls and procedures.

(b) Changes in Internal Controls Over Financial Reporting.

There have been no material changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during our most recently completed fiscal quarter, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In connection with this response to the Staff’s comments, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find our response to the comments of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact James J. Bottiglieri at (203) 221-1703 or Toby D. Merchant at (513) 361-1200.

Sincerely,

/s/ James J. Bottiglieri
James J. Bottiglieri
Chief Financial Officer

cc:	Mr. Ken Terry, Compass Group Diversified Holdings LLC

Mr. Ryan Faulkingham, Compass Group Diversified Holdings LLC

Mr. Toby D. Merchant, Squire Sanders (US) LLP